

December 7, 2011

<u>Via Facsimile</u>
Eric Montandon
Chief Executive Officer and Director
WWA Group, Inc.
404 W. Powell Lane
Suite 303-304
Austin, Texas  78753

> **Re:**   **WWA Group, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed November 14, 2011**
> **Response dated November 14, 2011**
> **File No. 0-26927**

Dear Mr. Montandon:

We have reviewed your response and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Income, page F-4

1.     We reviewed your revised presentation of earnings per share data in response to comment 13 in our letter dated September 29, 2011.  It appears that basic and diluted earnings per share for both continuing operations and discontinued operations are not computed properly.  Please correct your presentation in future filings.  In addition, please present per-share amounts for net income in accordance with ASC 260-10-20-2.

Consolidated Statements of Cash Flows, page F-6

2.     We note that you separately reported cash flows from operating, investing and financing activities of discontinued operations.  Given that the majority of your assets and liabilities at December 31, 2009 relate to discontinued operations, please tell us the operations

reported in cash flows from continuing operations for 2010 and how you presented changes in assets and liabilities sold to Seven International Holding Ltd.

Note M – Segment Information, page F-9

3.      We reviewed your response to comment 24 in our letter dated September 29, 2011 and the revisions to your disclosure.  Please tell us why your presentation of segment information complies with ASC 280.   In doing so, please tell us your consideration of:

- revising segment information to reflect discontinued operations;
- disclosing operating segments classified in continuing operations and whether the segments are aggregated;
- reconciling segment information to the amounts reported in the financial statements; and
- the implementation guidance in paragraphs 55-7 and 55-19 of ASC 280-10.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief